UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

IROBOT CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
462726100
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	462726100	13G	Page	2	of	5	Pages

1.	NAMES OF REPORTING PERSONS Helen Greiner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5.	SOLE VOTING POWER

NUMBER OF		933,922

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—0—

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		933,922

WITH	8.	SHARED DISPOSITIVE POWER

		—0—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	933,922

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	3.7%

12.	TYPE OF REPORTING PERSON

	IN

CUSIP No.	462726100	13G	Page	3	of	5	Pages

Item 1(a).	Name of Issuer:

iRobot Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 Crosby Drive, Bedford, Massachusetts 01730

Item 2(a).	Name of Person Filing:

Helen Greiner

Item 2(b).	Address of Principal Business Office or, if None, Residence:

11 Gage Road
Wayland, Massachusetts 01778

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

462726100

Item 3.	Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 933,922(1) shares of Common Stock

(b) Percent of class: 3.7%

The foregoing percentage is calculated based on the 25,456,123 shares of Common Stock of iRobot Corporation outstanding as of October 29, 2010 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2010.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 933,922(1)

(ii) Shared power to vote or to direct the vote: —0—

CUSIP No.	462726100	13G	Page	4	of	5	Pages

(iii)	Sole power to dispose or to direct the disposition of: 933,922(1)

(iv)	Shared power to dispose or to direct the disposition of: —0—

(1)	Includes 30,000 shares of Common Stock issuable to Helen Greiner upon the exercise of stock options within 60 days of December 31, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No.	462726100	13G	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2011
/s/ Helen Greiner
Helen Greiner